September 5, 2008

Steven Z. Strasser
Chairman and Chief Executive Officer
Power Efficiency Corporation
3960 Howard Hughes Parkway
Suite 460
Las Vegas, NV 89169

> **Re:** **Power Efficiency Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 29, 2008**
> **File No. 333-150556**

Dear Mr. Strasser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners . . ., page 33

1.	We note your response to prior comment 6. Since the same natural person beneficially owns all shares to be offered for resale by both Marathon entities, as disclosed on page 37, your tabular disclosure here should identify that person as the beneficial owner of the total number of shares held by both Marathon entities. Please revise.

Selling Stockholders, page 35

2.	We note your response to prior comment 3 and reissue the last sentence of that comment. Please reconcile your disclosures on pages 33 and 36 regarding the number of shares beneficially owned by Commerce Energy.

Financial Statements, page F-1

3.   Please update your financial statements as required by Rule 8-08 of Regulation S-
        X.

* * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with
any questions.

                                        Sincerely,

                                        Peggy Fisher
                                        Assistant Director

cc (via fax): Barry Grossman, Esq.
                Adam S. Mimeles, Esq.